[SHEFSKY & FROELICH LTD. LETTERHEAD]

KRISTIN A. KLACZEK
Direct: 312-836-4092
Facsimile: 312-275-7585
E-mail: kklaczek@shefskylaw.com

IN REFERENCE TO:
029306-01

April 27, 2011

Via Federal Express and EDGAR

Ms. Sonia Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:                             Inland Diversified Real Estate Trust, Inc.

Post-Effective Amendment No. 8 to Form S-11

Filed April 13, 2011

File No. 333-153356

Form 10-K for the fiscal year ended December 31, 2010

Filed March 30, 2011

File No. 000-53945

Dear Ms. Barros:

We are writing on behalf of our client, Inland Diversified Real Estate Trust, Inc. (the “Company”), in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Robert H. Baum, Executive Vice President and General Counsel of The Inland Real Estate Group, Inc., dated April 20, 2011.  For your convenience we have reproduced the Staff’s comment in this letter and included our response directly below the comment.

1.                                      We note that you disclose the average annualized base rent per square foot for your properties. Based on the definition provided, it is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculation, please expand your disclosure to quantify how concessions would impact the calculations. Furthermore, we note that you do not disclose similar information regarding your annualized base rent per square foot in your Form 10-K. In future periodic filings, please disclose the average annualized base rent per square foot, which takes into account tenant concessions, if applicable, on a portfolio basis.

RESPONSE:

The Company’s disclosure of the annualized base rent per square foot of its properties in post-effective amendment no. 8 to its registration statement on Form S-11 (the “Amendment”) does not take into account tenant concessions.  However, as previously discussed with the Staff, the Company has determined that only one tenant within its portfolio had been granted concessions, and that the effect of this concession is immaterial.  Specifically, the result of taking this concession into account is a reduction of the reported annualized base rent per square foot at Tradition Village Center from $18.13 per square foot to $18.07 per square foot.  Nevertheless, the Company agrees that as soon as practicable after the Commission has declared the Amendment effective, it will supplement its prospectus to disclose this difference.  Further, the Company undertakes to disclose the average annualized base rent per square foot, taking into account tenant concessions, on a portfolio basis, in all of its future periodic reports.

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Kristin A. Klaczek

Kristin A. Klaczek

ACKNOWLEDGED this 27th day of April, 2011.

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

/s/ Barry L. Lazarus
Barry L. Lazarus
President

cc:                                 Robert H. Baum, Esq.

Michael J. Choate, Esq.